VIA EDGAR AND FEDERAL EXPRESS Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C.  20549
Mail Stop 3561

         Attn:    Tia Jenkins, Senior Assistant Chief Accountant
                  Blaise Rhodes, Staff Accountant

         Re:      Digicorp
                  Form 10-KSB
                  Filed April 6, 2006
                  File No. 0-33067

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 8, 2006 regarding the above-referenced filings of Digicorp (the "Company"). On behalf of the Company, we respond as follows.

Form 10-KSB for the Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 34

1. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www. sec.gov/rules/final/33-8238.htm>.

         Response

         The Company has revised "Item 8A. Controls and Procedures" on page 34 of its annual report on Form 10-KSB for the fiscal year ended December 31, 2005 to comply with Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Consolidated Statements of Cash Flows, page 23

2. We note that you have included the proceeds from note financing as a financing activity in the amount of $507,321. Disclosure in Management's Discussion and Analysis indicates that you exchanged a $556,307 account payable for a note in the same amount and also substituted yourself as the debtor on the note. Unless this activity actually involved the receipt of cash, it should be deleted from the body of the statement and presented separately as a noncash financing activity as contemplated by paragraph 32 of SFAS 95. Please revise as necessary or advise.

         Response

         As stated in the Notes to Consolidated Financial Statements (Note 3), for accounting purposes the transaction is considered to be a recapitalization where Digicorp is the surviving legal entity, and Rebel Crew Films is considered to be the accounting acquirer. Accordingly, the historical financial statements prior to December 29, 2005 are those of Rebel Crew Films. Since Rebel Crew Films received cash proceeds of $507,321 during 2005 and $48,986 during 2004, for a total amount of $556,307, as proceeds from note agreements, the Company believes that inclusion of the note financing as a cash financing activity on the Consolidated Statements of Cash Flows is correct. Further, the Company believes that its disclosure in the non-cash investing and financing activity of the Consolidated Statements of Cash Flows accurately reflects the reclassification of the note due to a related party of $48,986 to that of a long term convertible note payable due to a related party, pursuant to SFAS 95.

Note 6 - Intangible Assets, page 27

3. You disclose that the iCodemedia Assets are presently under development, have an indefinite life and are apparently unimpaired. Please tell us when you expect these assets to be fully developed, the specific nature of additional work required for these assets to be considered fully developed, whether they are currently generating revenue, and if not, why you believe that these assets are not impaired. In addition, using the criteria set forth in paragraph 11 of SFAS 142, please justify the indefinite useful lives of these assets. Provide a similar analysis of the Perreoradio assets as well.

         Response

         As disclosed in the footnotes to our financial statements, the iCodemedia Assets are currently under development. At this time, development is focused upon commercializing the software to allow for a more intuitive experience by the user, greater stability of the platform, scalability, etc. However, a time frame for when final development will be completed is subject to our raising a significant amount of additional capital. Although we believe we will be successful in completing an equity financing, until such time as the equity financing is completed we cannot predict when final development of the iCodemedia assets will be completed. Since we have not yet fully developed the iCodemedia assets we have not yet begun to recognize any related revenue. In the event that we become aware of commercially deployed software solutions that offer similar services as our iCodemedia Assets we will perform an impairment analysis reflecting these competing solutions. Currently, we are in the process of establishing an infrastructure, to monetize the Perreoradio Assets primarily using an advertising business model. Although we are still creating much of the infrastructure, we believe that future anticipated cash flows justify the indefinite useful life treatment of the Perreoradio Assets.

         In determining that the iCodemedia and Perreoradio Assets (the "Assets") had an indefinite useful life we followed the guidance in paragraph 11 and Appendix A, Implementation Guidance on Intangible Assets, of SFAS 142. Example 4 discusses the characteristics of a broadcast license with an indefinite useful life. Specificially, a broadcast license that may be renewed indefinitely at little cost, the intention to renew the broadcast license indefinitely, and evidence that supports the ability to do so. Further, the technology used in broadcasting is not expected to be replaced by another technology any time in the foreseeable future. Therefore, the cash flows from that broadcast license are expected to continue indefinitely.

         At present we have not identified any legal, regulatory, contractual, competitive, economic, or other factors that would limit the useful life of the Assets. Further, an analogy can be made between the Assets that we purchased, consisting of domain names and related intellectual property, to Example 4 of Appendix A, in that our intent is to renew the domain names indefinitely, which can be done at little cost.

Note 12 - Stock Option Plan, page 31

Note 13 - Warrants, page 32


4. The amount of compensation to be recognized with respect to the issuance of stock options and warrants is not measured based on the difference between the exercise price of the option or warrant and the fair market value of the underlying stock. In the absence of an observable market price of an option or warrant, fair value shall be estimated using a valuation technique, such as an option or warrant pricing model. Revise to disclose how you determined the fair value of the options/warrants granted and disclose the assumptions used in the option/warrant pricing model (e.g., volatility, dividends, term, risk-free rate, etc.). Please refer to paragraphs 64 and A240-241 of SFAS 123(R).

         Response

         As stated in the Company's response to comment #2, although Digicorp is the surviving legal entity, Rebel Crew Films is considered to be the accounting acquirer. Accordingly, the historical financial statements prior to December 29, 2005 are those of Rebel Crew Films. Since Rebel Crew Films did not have any outstanding stock options or warrants prior to the recapitalization there was no stock based compensation expense recorded in the financial statements for the year ended December 31, 2005. The stock options and warrants disclosed in Notes 12 and 13 were those of Digicorp, the surviving legal entity. Stock based compensation expense of approximately $2.9 million was recorded by Digicorp prior to the recapitalization and this expense was based upon the following assumptions:

                  Stock options and warrants that were granted during the period ended December 29, 2005, were valued using the Black-Scholes valuation model assuming expected dividend yield, risk-free interest rate, expected life and volatility of 0%, 3.75%, two to five years and 155%, respectively. All options that were granted by Digicorp in 2005 were granted at the per share fair market value on the grant date.

         Since the Company did not incur stock based compensation expense subsequent to the recapitalization, the Company does not believe that it is necessary to disclose how Digicorp, prior to the reverse merger, determined the fair market value of the stock options and warrants that were granted. The Company believes that its disclosure in the Notes to Consolidated Financial Statements (Note 2) included in its Form 10-KSB for the fiscal year ended December 31, 2005 adequately discloses the stock based compensation expense. Note 2 states:

                  "...The Company adopted SFAS 123(R) as of January 1, 2005. Since the Company had no outstanding options as of December 31, 2004, SFAS 123(R) would have had no impact on the Company's financial statements had the Company elected to adopt the provisions of SFAS 123(R) in an earlier period. During the year ended December 31, 2005, stock-based compensation totaling approximately $2.90 million was recorded by the Company prior to the reverse merger with Rebel Crew Films, and as such is included in the pre-merger net loss. Outstanding stock-based compensation awards were granted by the Company during 2005, prior to the reverse merger, at the per share fair market value on the grant date. Vesting of outstanding options and warrants differ based on the terms of each award".


We trust that the foregoing appropriately addresses the issues raised by the Staff's comment letter. Thank you in advance for your prompt review and assistance.

                                                            Very truly yours,

                                                            /s/ William B. Horne
                                                            William B. Horne